McLaughlin & Stern, llp

260 Madison Avenue
New York, New York 10016
steven w. schuster	(212) 448–1100	Millbrook Office
Partner	Fax (212) 448–0066	Franklin Avenue
Direct Phone: (212) 448-6216		P.O. Box 1369
Direct Fax: 1(800) 203-1556		Millbrook, New York 12545
E–Mail: sschuster@mclaughlinstern.com		(845) 677–5700
Fax (845) 677–0097

October 15, 2009

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N. E., Mail Stop 3561
Washington, D.C.   20549
Attention:  H. Roger Schwall

RE: Amendment No. 1 to Form S-3
China Marine Food Group Ltd.
File No. 333-161910

Dear Mr. Schwall:

The following is our reply to your comments and inquiries in your letter of October 8, 2009, regarding the Registration Statement on Form S-3 of China Marine Food Group Ltd.  To facilitate your review, the responses re keyed to your comments.

Cover Page

1. We have indicated our filing status on the cover page of the registration statement by marking the box “small business issuer.”

Signatures

2. We have indicated that Pengfei Liu, the Company’s Chief Executive Officer, is signing in the capacity of principal executive officer, and Marco Hon Wai Ku, the Company’s Chief Financial Officer, is signing in the capacity of principal financial and accounting officer.

Exhibit 5.1

3. We will file at the time of each takedown an unqualified opinion that contains no in appropriate assumptions.

4. A new opinion of counsel is filed as Exhibit 5.1.

5 – 6.      The new opinion provides that the opinion is provided under the laws of the State of New York, the laws of the State of Nevada (including the applicable provisions of the Nevada Constitution applicable judicial and regulatory decisions interpreting these laws and applicable rules and regulations underlying these laws) and the federal laws of the United States. The Company is incorporated under the laws of the State of Nevada.   As a result of the revisions to our opinion, we will opine on the legality of the equity securities under the laws of Nevada and the state contract law governing the warrant agreement, rights agreement, unit agreement and deposit agreement, if such agreements are utilized.   Moreover, we have deleted the assumptions with respect to the laws of the State of Nevada being identical to the laws of the State of New York.

Although we are admitted to practice in the State of New York,   we are able render Exhibit 5 opinions when the issuer is not organized under the laws of the State of New York.  (See Special Report of the task Force on Securities Ls Opinions of the ABA Section of Business Law (2004) as published in The Business Lawyer, Vol . 59, August 2004, page 1508). Although the analysis in the Special Report applies to opinion on Delaware Corporation by Counsel Not Admitted to Practice in Delaware, the same principal applies to Section 5 opinions on Nevada Corporations by counsel not admitted to practice in Nevada.

“Opinions on Delaware Corporations by Counsel Not Admitted to Practice in Delaware

Counsel not admitted to practice in Delaware often render Exhibit 5 opinions on stock issued by Delaware corporations. Usually, they include in their opinions a so-called coverage limitation, limiting the scope of the opinions to the Delaware General Corporation Law. In the late 1990s, a question arose over the scope of the law covered by legality opinions on stock issued by Delaware corporations. In the registration review process, the SEC staff frequently commented that this limitation unacceptably limited the scope of the opinion because, on its face, it seemed to focus only on the Delaware corporation statute and not on the Delaware Constitution and judicial interpretations. That controversy has been largely resolved.

Representatives of the ABA Section of Business Law met with, the staff and explained that the reference to the “Delaware General Corporation Law” was an opinion drafting convention, and that the practicing bar understood this phrase to cover the Delaware General Corporation Law, the applicable provisions of the Delaware Constitution, and reported judicial decisions interpreting these laws. Based on these discussions, the staff revised its procedures. These new procedures, which are described in the SEC Division of Corporation Finance’s November 2000 Current Issues and Rulemaking Projects outline, are as follows:

o
[The staff] will issue a comment asking counsel to confirm . . . in writing that it concurs with [the staff’s] understanding that the reference and limitation to “Delaware General Corporate [sic] Law” includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws. As part of this standard comment, [the staff] will ask that counsel file this written confirmation as correspondence on the EDGAR system. As such, it will be part of the Commission’s official file regarding the related registration statement.

o	Once [the staff has received] this written confirmation from counsel, [the staff] will not comment further on the inclusion of this language in the opinion for that registration statement.[15]

The revised procedure satisfies SEC staff concerns, although it creates what many view as the unnecessary step of having to confirm in writing to the SEC the customary meaning of opinion language. Many lawyers now include the required confirmation directly in their Exhibit 5 opinions.
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15.  SEC Division of Corporate Finance, Current Issues and Rulemaking Projects, at 58 (Nov. 14, 2000) available at http://ww.sec.gov/pdf/cfcrl112k.pdf (last visited July 10, 2004).”

7. We have deleted the assumption that “the Company is and will remain duly organized, validly existing and in good standing under Nevada law.”

We hope that we have satisfactorily responded to the Commissions staff’s comments. If you have any further questions, or if we can be of any assistance to your review process, please do not hesitate to call me at 212 448-6216.

Thank you for your consideration.

Yours truly,

/s/ Steven Schuster

Steven Schuster

Cc: Tracey McNeil